Mail Stop 6010


      September 9, 2005


By U.S. Mail and Facsimile to (847) 945-5698

Mr. Norman R. Bates
Chief Financial Officer
Jordan Industries, Inc.
Arbor Lake Center, Suite 550
1751 Lake Cook Road
Deerfield, Illinois 60015


	RE: 	Jordan Industries, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 033-24317

Dear Mr. Bates,

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 12 - Debt, page 55

D - Senior Notes and Senior Subordinated Debentures, page 57

1. It is unclear from this footnote as to the components of the
$546
million senior note balance.  For each outstanding note please tell
us and revise future filings to disclose the carrying value of the note in a manner that reconciles to the total balance of $546 million
as disclosed in your long term debt table on page 55.   In
addition,
please tell us and revise future filings to disclose the unamortized discount or premium reported in your balance sheet as a deduction from or addition to the face amount of each note outstanding.
Also
revise future filings to disclose the amount of any amortization of discount or premium reported in your income statement.

2. We note that your February 18, 2004 Exchange Offer was
accounted
for as troubled debt restructuring under SFAS 15.   Please provide
us
with your restructuring gain calculation and describe your methodology, including any significant assumptions, for determining the new carrying amount for your restructured debt and the related restructuring gain.

Additionally please clarify your disclosure, "the remaining reduction in the principal of the Exchange Notes ...will be recognized over the period to maturity of the Exchange Notes as a reduction of interest expense". Tell us how your accounting for this transaction is consistent with paragraph 17 of SFAS 15.

3. We note that under the Modification Agreement of your 2009 Debentures, "the holders of these modified notes retain the right to collect the original maturity value and interest thereon at the original interest rate if the Company meets certain financial tests and ratios." Given this fact please tell us why it is appropriate to calculate interest expense on these notes using the modified interest rate of 1.61% and the reduced maturity amount. Additionally, please tell us and revise future filings to disclose the applicable financial tests and ratios that would entitle holders to collect the original maturity value and interest.

Note 27 - Condensed Consolidating Financial Statements, page 70

4. Please tell us and revise future filings to disclose whether or not all subsidiary guarantors are 100% owned by the parent company guarantor, the guarantees are full and unconditional, and the guarantees are joint and several. If not, please tell us why you believe that you comply with Rule 3-10(d) of Regulation S-X.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3604 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

      								Sincerely,


								Kate Tillan
								Assistant Chief Accountant
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Mr. Norman R. Bates
Jordan Industries, Inc
September 9, 2005
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